082-35083

BLUEPRINT OneWorld

RECEIVED

2009 AUG 18 A 8:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

363a

[redacted]

09046785

Please complete in typescript, or in bold black capitals.

CHFP010

Annual Return

Company Number 3805979

Company Name in full SThree plc

SUPPL

Date of this return

The information in this return is made up to

Day	Month	Year
1 3	0 7	2 0 0 9

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day	Month	Year

Registered Office

Show here the address **at the date of this return.**

41-44 Great Windmill Street

Any change of registered office **must** be notified on form 287.

Post town: London

County / Region:

UK Postcode: W1D 7NB

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

7415

If the code number cannot be determined, give a brief description of principal activity.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX ED235 Edinburgh 1**
or LP-4 Edinburgh 2

8/19

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

Capita IRG Registrars, The Registry, 34 Beckenham Road

Post town: Beckenham

County / Region:

UK Postcode: BR3 4TU

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state here where it is kept.

Post town:

County / Region:

UK Postcode:

Company type

Public limited company	X
Private company limited by shares	
Private company limited by guarantee without share capital	
Private company limited by shares exempt under section 30	
Private company limited by guarantee exempt under section 30	
Private unlimited company with share capital	
Private unlimited company without share capital	

Please tick the appropriate box

Company Secretary

Details of a new company secretary must be notified on form 288a.

* Voluntary details.

(Please photocopy this area to provide details of joint secretaries).

Name

* Style / Title:

Forename(s): Steven Colin

Surname: Hornbuckle

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Address ††: 41-44 Great Windmill Street

Post town: London

County / Region:

UK Postcode: W1D 7NB

Country:

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

* Voluntary details.

In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Name

* Style / Title:

Date of birth (Day Month Year): 0 2 0 5 1 9 6 8

Forename(s): Paul

Surname: Bowtell

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

☐ **Address ††**: Pardons, 78 East End Lane, Ditchling East Sussex

Post town:

County / Region:

UK Postcode: BN6 8UR

Country: United Kingdom

Nationality: British

Business occupation: Company Director

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

* Voluntary details.

In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

Name

* Style / Title: Sir

Date of birth (Day Month Year): 1 0 0 4 1 9 3 8

Forename(s): Sir Anthony Brian

Surname: Cleaver

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

☐ **Address ††**: 20 Groom Place

Post town: London

County / Region:

UK Postcode: SW1X 7BA

Country:

Nationality: British

Business occupation: Director

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

* Voluntary details.

In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Name

* Style / Title	Mr
Date of birth (Day Month Year)	1 7 0 2 1 9 6 5
Forename(s)	Russell John
Surname	Clements
Address ††	127 Crouch Hill
Post town	London
County / Region	
UK Postcode	N8 9QN
Country	
Nationality	British
Business occupation	Company Director

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

☐

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

* Voluntary details.

In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

Name

* Style / Title	Mr
Date of birth (Day Month Year)	2 4 0 9 1 9 6 7
Forename(s)	Gary Paul
Surname	Elden
Address ††	12 Albion Close
Post town	London
County / Region	
UK Postcode	W2 2AT
Country	
Nationality	British
Business occupation	Company Director

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

☐

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

* Voluntary details.

In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Name

* Style / Title

Date of birth: Day 04 Month 12 Year 1951

Forename(s): Alicja Barbara

Surname: Lesniak

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

☐ **Address ††**: Flat 6, 28 Chesham Place, Belgravia

Post town: London

County / Region:

UK Postcode: SW1X 8HG

Country:

Nationality: British

Business occupation: Company Director

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

* Voluntary details.

In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

Name

* Style / Title

Date of birth: Day 16 Month 09 Year 1965

Forename(s): Alex

Surname: Smith

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

☐ **Address ††**: The Knoll, Village Way

Post town: Little Chalfont

County / Region:

UK Postcode: HP7 9PU

Country: United Kingdom

Nationality: British

Business occupation: Company Director

Company No 3805979

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

* Voluntary details.

In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title	
Date of birth (Day Month Year)	20 02 1950
Forename(s)	Tony
Surname	Ward
Address †† ☐	130 Wilton Road
Post town	London
County / Region	
UK Postcode	SW1V 1LQ
Country	United Kingdom
Nationality	English
Business occupation	Services Director

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

* Voluntary details.

In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title	Mr
Date of birth (Day Month Year)	31 07 1964
Forename(s)	Sunil
Surname	Wickremeratne
Address †† ☐	40 Mount Park Road
Post town	Ealing
County / Region	London
UK Postcode	W5 2RS
Country	
Nationality	British
Business occupation	Company Director

BLUEPRINT OneWorld

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

* Voluntary details.

In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Name

* Style / Title	
Date of birth (Day Month Year)	0 2 0 6 1 9 6 7
Forename(s)	Nadhim
Surname	Zahawi
Address ††	6 Bristol Gardens, Putney
Post town	London
County / Region	
UK Postcode	SW15 3TG
Country	United Kingdom
Nationality	British
Business occupation	Company Director

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address. ☐

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

* Voluntary details.

In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

Name

* Style / Title	
Date of birth (Day Month Year)	
Forename(s)	
Surname	
Address ††	
Post town	
County / Region	
UK Postcode	
Country	
Nationality	
Business occupation	

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address. ☐

BLUEPRINT OneWorld

Company No 3805979

Issue share capital

Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
Ordinary	121,756,276	£1,217,562.76
Totals	121,756,276	1,217,562.76

Traded public companies
A traded public company means a company any of whose shares are shares admitted to trading on a regulated market

Please tick this box if your company was a traded public company at any time during the period of this return ☐

List of past and present shareholders

(use attached schedule where appropriate)

Private or non-traded public companies are required to provide a "full list" if one was not included with either of the last two returns.

Traded public companies are required to provide a list of shareholders who held at least 5% of the issued shares of any share class if a list was not provided with either of the last two returns.

Please tick the appropriate box below:

	on paper	in another format
A full list of shareholders for a private or non-traded public company is enclosed. **Please complete Schedule A.**	X	
A list of shareholders holding at least 5% of the issued shares of any share class for a traded public company is enclosed. **Please complete Schedule B.**		
A list containing shareholder changes is enclosed		

➔ For private or non-traded public companies, **please complete Schedule A**

➔ For traded public companies, **please complete Schedule B**

There were no shareholder changes in this period ☐

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief.

Signed [signature] **Date** 21/07/2009

† (director / secretary)

† Please delete as appropriate.

When you have signed the return send it with the fee to the Registrar of Companies. Make cheques payable to Companies House.

This return includes 1 continuation sheets.
(enter number)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

41-44 Great Windmill Street, London, W1D 7NB
Sian Hoskins
Tel 0207 292 3835

DX number DX exchange

BLUEPRINT OneWorld

BLUEPRINT OneWorld

Schedule A
for private or non-traded public companies
List of past and present shareholders

(Please use a continuation sheet if required)

CHFP010

Company Number 3805979

Company Name in full SThree plc

This must only be completed by private and public limited companies that have not traded on a regulated market

- Changes to shareholders' particulars or details of the amount of stock or shares transferred must be completed each year
- You must provide a "full list" of all the company shareholders on:
  - The company's first annual return following incorporation
  - Every third annual return after a full list has been provided
- List the company shareholders in alphabetical order to provide an index
- List joint shareholders consecutively

Do not give shareholder address information

Shareholder's name only	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name As per the share register maintained by Capita IRG	£0.01 Ordinary Shares Held 121,756,276		
Name			
Name			